

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 14, 2014

W. Thomas Conner
Reed Smith LLP
1301 K Street, NW
Washington, DC 20005

   Re: USCF Equity Trust ("Trust")
    File No. 811-22930

Dear Mr. Conner:

   On January 17, 2014, the Trust filed a registration statement on Form N-1A under the Investment Company Act of 1940 ("Company Act") to register a new series, the Stock Split Index Fund ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Fees and Expenses of the Fund (p.3)

1. The prospectus states that the "*USCF Advisers LLC (the "Adviser) has contractually agreed to waive its management fee and/or reimburse the Fund for "Other Expenses" until January XX, 2015.*" In your response, confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please delete the captions and footnote disclosure relating to such waivers and reimbursements. See Instruction 3(e) to Item 3 of Form N-1A.

2. Disclosure elsewhere indicates the Adviser may recoup previously reimbursed expenses. Please disclose in a footnote to the fee table the existence of and any material terms regarding the recoupment agreement. Please note that recoupment should be limited in time to *three* years after the date of the waiver/reimbursement, and only to the extent that the recoupment does not cause Fund expenses to exceed the level of the cap in place at the time of the waiver/reimbursement.

3. The hypothetical example of the costs of investing states that "*[t]his example assumes that the Fund provides a return of 5% a year and that operating expenses remain the*

same." Confirm that if the waiver and/or reimbursement to the Fund is accounted for in the example, it is only for the term of the waiver/reimbursement contract, *i.e*., the first year only.

Principal Investment Strategies of the Fund (p.4)

4. The second paragraph states that the Index is "*an equally-weighted index, rebalanced monthly, comprised of companies listed on a U.S. Exchange*." Is the Index composed of domestic, foreign and/or emerging market securities? If so, provide relevant strategy disclosure. Similarly, is the Index composed of common, preferred and/or other classes of securities? If so, provide relevant strategy disclosure.

5. The second paragraph states that the "*Index is based on the model portfolio of the stocks of companies that have recently split as published each month in the '2 for 1 Newsletter' (the "Newsletter").*" The fourth paragraph states that "*[t]he Index is sponsored by Neil MacNeale, Inc. (the "Index Provider"). The Index Provider is also the publisher of the Newsletter and has been since 1996.*" Disclose whether the Index Provider and/or the Newsletter are registered investment advisers.

Investment Strategy Risks (p.5)

6. The first paragraph states that the "*[t]he Fund's investment strategy is to invest <u>solely</u> in stocks included in the Index.*" [Emphasis added.] Explain how the Fund "solely" invests in stocks included in the Index provided the discussions of various securities and strategies in the (i) Principal Investment Strategies of the Fund (p. 4), (ii) the Principal Investment Strategies (p.9) and (iii) the Statement of Additional Information ("SAI"), Investment Strategies and Risk (SAI p. 5-9) Specifically note the following:

   a. <u>Money market instruments.</u> The first paragraph of the Principal Investment Strategies of the Fund (p.4) states that "*the Fund may invest in … cash equivalents or money market instruments… and money market funds*." If so, explain the risks of investing in these types of investments.

   b. <u>Repurchase Agreements</u>. The first paragraph of the Principal Investment Strategies of the Fund (p.4) states that "*the Fund may invest in … repurchase agreements ….*" If so, provide relevant risk disclosure.

   c. <u>Foreign/Emerging Markets</u>. Consistent with question 4 above, provide any appropriate disclosure regarding foreign securities, including emerging market securities, consistent with the discussion in the Investment Strategies and Risk (Statement of Additional Information ("SAI") pp.4-9).

      d.   <u>Common/Preferred Stock</u>. Also consistent with question 4 above, provide any appropriate disclosure regarding any classes of securities included in the Fund.

      e.   <u>Derivatives</u>. Consistent with question 8 below, specify all types of derivatives in which the Fund may invest as part of its principal investment strategies and disclose the specific risks associated with each type of derivative.

      f.   <u>Small-, Mid- and Large-Cap Securities</u>. Include disclosure of risks associated with investing in small-, mid- and large-cap stocks, consistent with the discussion in the Principal Investment Strategies of the Fund (p.4) that *"[t]he company stocks selected may be from a wide range of industries and from a wide range of market capitalizations."*

      g.   <u>Securities Lending.</u> Confirm whether securities lending will be a principal strategy of the Fund. If it will be, provide the appropriate strategy disclosure. If not, explain why it is referenced in the principal risk section.

      h.   <u>Debt Security Risk</u>. Confirm whether investing in debt securities will be a principal strategy of the Fund. If it will be, provide the appropriate risk and strategy disclosure consistent with the discussions regarding "Interest Rate Risk," "Call Risk," "Prepayment Risk," lower grade bonds ("Risks Related to the Economy") and "Non-investment Grade Securities" in the SAI, Investment Strategies and Risk (SAI p. 5-9).

      i.   <u>Short Selling</u>. Confirm whether short selling will be a (principal) strategy of the Fund. If so, include appropriate disclosure in the prospectus.

Additional Investment Objective, Strategy and Risk Information
Investment Objective (p.8)

7. The third paragraph states that *"[t] he composition of the Index is reviewed monthly and a determination is made as to whether to add one or more new stocks to the Index."* The paragraph discloses that the Index Provider evaluates whether to add stocks to the Index, and the criteria used by the Index Provider to determine which securities to add. The prospectus also states that *"[u]nder normal market conditions, the oldest stock will be dropped from the Index and a new stock will be added ..."* Disclose whether the Index Provider adds or removes securities from the Index not pursuant to the process described (*e.g.*, corporate actions, mergers).

Other Investment Information (p.9)

8. The first sentence states that *"[t]he Fund may invest in … forward contracts, futures contracts, options on futures contracts, options and swaps."*

   a. Describe the extent of the Fund's investment in derivatives in accordance with *Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute*.

   b. Explain your response, particularly in light of the following statement in the SAI, Investment Restrictions, restriction F (p. 4) that "…*the Fund cannot invest in derivatives until such time as the Fund has exemptive relief that permits such investments."*

9. The first sentence states that *"[t]he Fund may invest in other investments that the Fund believes will help it track its Index … as well as in shares of other investment companies (including affiliated investment companies)..."*

   a. Disclose the extent to which the Fund intends to invest in other investment companies, if investments in investment companies other than money market funds are contemplated. If so, include appropriate strategy and risk disclosure.

   b. In particular, if applicable, include disclosure regarding acquired fund fees and expenses in the Fund's fee table.

Additional Principal Risk Information About the Fund (p.9)
Concentration and Diversification Risk (p.10)

10. The third paragraph states that *"[c]oncentration risk is the risk that the Fund's investments will be concentrated in the stocks of companies in particular <u>asset classes (such as small cap stocks or growth stocks)</u> or industry sectors (such as healthcare stocks) regardless of the investment risk presented by those asset classes or industry sectors. For example, if small capitalization stocks outperform the market and as a result a disproportionate number of such types of stocks experience a stock split, the Index will be concentrated in stocks in <u>the small capitalization asset class</u>. Accordingly, the Fund's performance would be adversely impacted by a subsequent decline in small cap stocks to a greater degree than if the Index were not concentrated in small cap stocks."* [Emphasis added.] Explain how the use of the term "concentration," is appropriate with respect to a

discussion of asset classes, as the term generally applies to an "industry or group industries" consistent with section 13(a)(3) of the Company Act.

Statement of Additional Information
Investment Restrictions (p.9)

11. Restriction A states that "*[a]s a matter of fundamental policy, the Fund may not: …[i]nvest 25% or more of its total assets in securities of one or more issuers conducting their principal business activities in the same industry or group of industries. The Fund will not invest 25% or more of its total assets in any investment company that so concentrates.*" Explain how the Fund's passive investment strategy will ensure compliance with this policy. In particular, how will the Fund, as an index fund, be able to comply with both its stated fundamental policy and its objective and/or principal strategy of tracking the Index, when the Index may itself be concentrated, potentially in violation of the Fund's fundamental policy.

12. Restriction C states that the Fund may not "*[m]ake loans except as permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.*" Describe the rules and regulations referenced. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

13. Restriction G states that the Fund may not "*[i]ssue senior securities, except to the extent permitted by the 1940 Act…*" Describe the limitation referenced. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

14. Disclose whether the Fund is "diversified" within the meaning of section 5(b)(2) of the Company Act. If the Fund is non-diversified, please provide appropriate prospectus disclosure. *See* Item 4 (b) (1) (iv) of Form N-1A.

Portfolio Managers (p. 19)

15. Consistent with Item 20 of Form N-1A, disclose whether the portfolio managers manage any accounts with performance-based fees.

Other Information (p.50)

16. The second paragraph states that "*[f]or purposes of the 1940 Act, the Fund is registered investment companies, and the acquisition of Shares by other registered investment companies and companies relying on exemption from registration as investment companies under Section 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of*

> *Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits*
> *registered investment companies to invest in the Funds beyond those limitations"*
> Describe the limitations referenced. Revise the first sentence, which appears to be
> garbled.

17. Confirm that the Fund has obtained exemptive relief required for ETFs and/or the status
of any relief requested. If no relief has been sought, explain why relief is not required.

Closing

We note that portions of the filing are incomplete. We may have additional comments
on such portions when you complete them in a pre-effective amendment, on disclosures made in
response to this letter, on information supplied supplementally, or on exhibits added in any pre-
effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing
elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant
to Rule 472 under the Securities Act. Where no change will be made in the filing in response to
a comment, please indicate that fact in a supplemental letter and briefly state the basis for your
position.

Please inform the staff of the information the Trust proposes to omit from the final pre-
effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or
no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities
laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in these filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the Trust and its management are in possession
of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy
of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel